Exhibit 99.1

Cascades Inc.	Telephone: 819 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax: 819 363-5155
Kingsey Falls, Québec Canada J0A 1B0
www.cascades.com

Cascades Announces Consultations with Its Swedish Subsidiary’s unions concerning the potential closure of the Djupafors business

Kingsey Falls, Québec, February 4, 2014 – Today, Cascades Inc., a leader in the recovery and production of green packaging and tissue products, is announcing that its subsidiary, Cascades Djupafors, located in Ronneby, Sweden, will start the consultation process with the unions on February 25 concerning the potential closure of the Djupafors business.

“Djupafors is in a difficult financial position and is operating in a very competitive market. The announcement is part of a revision and restructuring process of our manufacturing platform in Europe. It is also worth noting that we have been dealing with a difficult economic environment in Europe since 2011,” explained Mario Plourde, President and Chief Executive Officer of Cascades.

The plant, acquired by Cascades in 1989, has 130 employees and specializes in the manufacture of coated boxboard for folding boxes made from virgin fibres. It has an annual production capacity of 60,000 tonnes.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 12 000 men and women, who work in over a hundred production units in North America and Europe. With its management philosophy, close to half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819 363-5164 hugo_damours@cascades.com	Investors: Riko Gaudreault Director, Investor Relations Cascades Inc. 514 282-2697 riko_gaudreault@cascades.com

Website: www.cascades.com

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